

July 7, 2014

Via E-mail
Stephanie Tang, Esq.
Kirkland & Ellis LLP
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

> **Re: iSoftStone Holdings Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 20, 2014 by iSoftStone Holdings Limited et. al.**
> **File No. 005-85929**

Dear Ms. Tang:

We have reviewed your filing referenced above and have the following comments.

Schedule 13E-3

Exhibit 99.(A)(1)

Questions and Answers about the Extraordinary General Meeting and the Merger, page 17

1.   We reissue prior comment 4. We note that this section contains substantial disclosure about the special meeting and that this section, together with the Summary Term Sheet, extends for 23 pages. Refer to Item 1001 of Regulation M-A for guidance.

Special Factors

Background of the Merger, page 28

2.   We note the revisions made in response to prior comment 7. In those revisions, you have replaced the reference to discussions taking place between "late April [2013] and early June" with a reference to June 3, 2013. With a view toward revised disclosure, tell us whether any discussions were held between late April 2013 and June 3, 2013.

Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors, page 36

3.   We note your response to prior comment 5. Revise to quantify the "expense … needed for the maintenance of a U.S. public company." Also, revise to explain in your

disclosure how the company was, apparently, unaware of the factors cited in your disclosure in December 2010, when the company entered the U.S. public equity markets.

4. We reissue prior comment 17. We note that Goldman Sachs, as your financial advisor, is not required to make disclosures required by Item 1014 of Regulation M-A, while the independent committee and the board of directors are so required. To the extent that neither considered the results of the Acquisition Premium Analysis individually, please disclose so and explain the reason for such decision.

Certain Financial Projections, page 40

5. Please provide us supplementally any portion of the financial projections, referenced in your response to prior comment 21, that were not included in your revised disclosure.

Opinion of the Independent Committee's Financial Advisor, page 48

6. We note your response to prior comment 23. Although the preamble to the opinion excludes the Parent, Rollover Shareholders and their affiliates, the final paragraph of the opinion letter which delivers the opinion of Goldman Sachs does not exclude any specific shareholders and instead addressed fairness to all holders of the Shares. Please reconcile.

Illustrative Discounted Cash Flow Analysis, page 53

7. We reissue the portion of prior comment 25 in which we asked that you disclose the illustrative terminal values for the company at the end of 2018.

General, page 55

8. We reissue prior comment 30. It remains unclear why you believe that Item 1015(b)(4) of Regulation M-A (which addresses the outside party, i.e., Goldman Sachs and not just its investment banking operation, and its affiliates) is inapplicable.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions